UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

Castlight Health, Inc.

(Name of Subject Company)

Castlight Health, Inc.

(Name of Person(s) Filing Statement)

Class A Common Stock, par value $0.0001 per share

Class B Common Stock, par value $0.0001 per share

(Title of Class of Securities)

14862Q100

(CUSIP Number of Class of Securities)

Will Bondurant

Chief Financial Officer

Castlight Health, Inc.

150 Spear Street, Suite 400

San Francisco, CA 94105

(415) 829-1400

(Name, address and telephone number of person authorized

to receive notice and communications on behalf of the persons filing statement)

With copies to:

Matthew S. Rossiter, Esq. David K. Michaels, Esq. Robert A. Freedman, Esq. Fenwick & West LLP 555 California Street, 12th Floor San Francisco, CA 94104 (415) 875-2300	Alex Shvartsman, Esq. Mary E. Ahern, Esq. Castlight Health, Inc. 150 Spear Street, Suite 400 San Francisco, CA 94105 (415) 829-1400

☐	Check the box below if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation / Recommendation Statement on Schedule 14D-9 previously filed by Castlight Health, Inc., a Delaware corporation (“Castlight”), with the Securities and Exchange Commission on January 19, 2022 (the “Schedule14D-9”), relating to the cash tender offer by Carbon Merger Sub, Inc. (“Purchaser”), a Delaware corporation and wholly-owned subsidiary of Vera Whole Health, Inc. (“Vera”), to purchase all of the outstanding shares of Castlight Class A common stock, par value $0.0001 per share (the “Class A Shares”), and Castlight Class B common stock, par value $0.0001 per share (the “Class B Shares,” and, together with the Class A Shares, the “Shares”), at a purchase price of $2.05 per Share, net to the seller in cash, without interest, and subject to withholding taxes, upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of January 4, 2022, by and among Castlight, Vera and Purchaser, the Offer to Purchase, dated as of January 19, 2022 and the related Letter of Transmittal, each of which may be amended or supplemented from time to time.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 4. The Solicitation or Recommendation

The subsection of Item 4 of the Schedule 14D-9 entitled “Background of the Merger Agreement” is hereby amended as follows:

On page 21, the eleventh paragraph is amended and restated as follows (new language underlined):

On April 8, 2021, Castlight entered in a confidentiality agreement with Party D~~, which contained a “standstill” which generally prohibited the parties receiving confidential information from making public proposals to acquire Castlight or taking similar actions (but permitted such parties to make private, non-public proposals to Ms. O’Meara or the Board) and a “fallaway” which provided that the standstill provision would no longer apply if, among other things, Castlight entered into an acquisition agreement with another party~~. The confidentiality agreement with Party D, and all of the confidentiality agreements Castlight entered into with potential acquirors as described below, each contained a 12-month “standstill” which generally prohibited the parties receiving confidential information from making public proposals to acquire Castlight or taking similar actions (but permitted such parties to make private, non-public proposals to Ms. O’Meara or the Board), a “fallaway” which provided that the standstill provision would no longer apply if, among other things, Castlight entered into an acquisition agreement with another party, and did not contain a provision prohibiting the participants in the strategic process described below from making any request that Castlight waive the standstill restriction, known as a “don’t ask/don’t waive” provision.

On page 30, the first full paragraph is amended and supplemented by adding the following sentence at the end of the paragraph:

The December 14 Proposal noted that Vera and CD&R had been “impressed with the energy, capabilities, and dedication of the senior team” and stated that Vera and CD&R hoped that “they continue to build upon their success as part of the combined Vera - Castlight organization”, but did not mention any terms for management compensation, or equity participation in the combined company.

The subsection of Item 4 of the Schedule 14D-9 entitled “Opinion Of Castlight’s Financial Advisor” is hereby amended as follows:

On page 39, the following is added after the final paragraph:

The valuation multiples for each company selected by William Blair in its publicly traded companies analysis were:

Company	Enterprise Value / CY 2021E Revenue	Enterprise Value / CY 2022E Revenue
Allscripts Healthcare Solutions, Inc.	1.79x	1.75x
Benefitfocus, Inc.	2.22x	2.25x
Computer Programs & Systems, Inc.	1.97x	1.84x
Evolent Health, Inc.	3.11x	2.67x
HealthEquity, Inc.	5.77x	5.24x
HealthStream, Inc.	3.06x	2.87x
NextGen Healthcare, Inc.	1.99x	1.95x

On page 40, the first sentence of the first paragraph is amended and restated as follows (new language underlined):

William Blair performed an analysis of seven selected transactions that ~~closed~~ were announced subsequent to January 1, 2017 that involved the acquisition of companies William Blair deemed relevant. William Blair’s analysis was based solely on publicly available information regarding such transactions.

On page 40, the following is added after the final paragraph:

The valuation multiples for each company selected by William Blair in its selected precedent transactions analysis were:

Date Announced	Target	Acquiror	Enterprise Value / LTM Revenue	Enterprise Value / CY +1 Revenue
January 2021	Alight Solutions	Foley Transimene Acquisition Corp.	2.68x	2.48x
January 2021	Change Healthcare	OptumInsight	4.38x	3.72x
July 2020	Benefytt Technologies	MDP	1.85x	1.84x
November 2019	Accent	HMS Holdings	3.17x	N/A
June 2019	WageWorks	HealthEquity	2.92x	2.74x
January 2019	Discovery Benefits	WEX	5.26x	N/A
February 2017	Aon’s Benefits Administration and Business Process Outsourcing Business	Blackstone	1.90x	N/A

On page 41, the first and second paragraphs are amended and restated as follows (new language underlined):

William Blair utilized the Forecasts to perform a discounted cash flow analysis of Castlight’s projected future free cash flows for the fiscal years ending December 31, 2021 through December 31, 2026. The Forecasts were utilized by William Blair to calculate unlevered free cash flows for such years, and using the discounted cash flow methodology, William Blair calculated the present values of the projected after-tax unlevered free cash flows for Castlight. In this analysis, William Blair exercised its professional judgment, based on its experience and expertise, and calculated the assumed terminal value of Castlight by utilizing a perpetuity growth rate ranging from 2.0% to 4.0%. To discount the projected unlevered free cash flows and assumed terminal value to present value, William Blair used discount rates ranging from 10.0% to 12.0%, using William Blair’s professional judgement. The discount rate range was derived based upon a weighted average cost of capital using the capital asset pricing model. In performing its analysis, as directed by the management of the Company, William Blair assumed a 24% effective tax rate.

William Blair aggregated the present value of the after-tax unlevered free cash flows over the applicable forecast period, the present value of the potential tax savings expected to result from the utilization of Castlight’s federal net operating losses ($50-$57 million), and the present value of the assumed terminal value. William Blair then derived a range of implied equity values per share by adding Castlight’s net cash of $65.8 million as of September 30, 2021 and dividing such amount by Castlight’s total diluted shares outstanding as of September 30, 2021 (consisting of 28,397,210 Class A Shares, 133,733,905 Class B Shares, 5,334,943 stock options, 16,751,156 RSUs, and 810,075 PRSUs as provided by the management of the Company), as adjusted to take into account the impact of dilutive securities based on the treasury stock method at the implied share price. This analysis resulted in a range of implied equity values of $1.33 to $2.13 per share, as compared to the Offer Price of $2.05 per share.

On page 42, eighth full sentence is amended and restated as follows (new language underlined):

In addition, William Blair has ~~from time to time~~, within the past two years, acted as a member of the underwriting syndicate for two completed public offerings by ~~certain affiliates~~ an affiliate of CD&R for which William Blair has received ~~customary~~ approximately $3 million of compensation in the aggregate.

Item 8. Additional Information

Item 8 of the Schedule 14D-9 is hereby amended as follows:

On page 54, the following is added immediately after the subsection entitled “Annual and Quarterly Reports”:

Certain Litigation

On January 25, 2022, a stockholder complaint was filed in the United States District Court, Northern District of California, against Castlight and the individual members of Castlight’s Board, captioned Shah v. Castlight Health, Inc., et al., 3:22-cv-00494 (the “Shah Complaint”). On January 26, 2022, a stockholder complaint was filed in the United States District Court, Southern District of New York, against Castlight and the individual members of Castlight’s Board, captioned Justice v. Castlight Health, Inc., et al., Case No. 1:22-cv-00686 (the “Justice Complaint”). On January 27, 2022, a stockholder complaint was filed in the United States District Court, Eastern District of New York, against Castlight and the individual members of Castlight’s Board, captioned Conway v. Castlight Health, Inc., et al., Case No. 1:22-cv-00489 (the “Conway Complaint”). On January 31, 2022, a stockholder complaint was filed in the United States District Court, Southern District of New York, against Castlight and the individual members of Castlight’s Board, captioned Lawrence v. Castlight Health, Inc., et al., Case No. 1:22-cv-00808 (the “Lawrence Complaint”). On February 1, 2022, a stockholder complaint was filed in the United States District Court, Eastern District of Pennsylvania, against Castlight and the individual members of Castlight’s Board, captioned Whitfield v. Castlight Health, Inc., et al., Case No. 2:22-cv-00421 (the “Whitfield Complaint” and together with the Shah Complaint, the Justice Complaint, the Conway Complaint, and the Lawrence Complaint, the “Federal Stockholder Complaints”).

Each of the Federal Stockholder Complaints assert that defendants violated Section 14(e), Section 14(d)(4) and 20(a) of the Exchange Act and certain rules and regulations promulgated thereunder by allegedly making false and misleading statements, or failing to disclose allegedly material facts necessary to make the statements made not misleading, relating to the Merger in this Schedule 14D-9, including allegations relating to the background of the Merger, financial projections, and analyses of Castlight’s financial advisor.

On January 28, 2022, a stockholder class action complaint was filed in Delaware Court of Chancery, against Castlight and the individual members of Castlight’s Board, captioned Jones v. Castlight Health, Inc., et al., Docket No. 2022-0100 (the “Jones Complaint”). Based on the same core allegations of the Federal Stockholder Complaints, the Jones Complaint asserts that individual members of Castlight’s Board breached their fiduciary duties.

Castlight believes that the Federal Stockholder Complaints and the Jones Complaint are without merit and intends to vigorously defend those actions. However, in light of the costs, risks and uncertainties inherent in litigation, and to furnish further information to stockholders, Castlight is providing certain additional disclosures (“Supplemental Disclosures”) in this Amendment. The Supplemental Disclosures should not be regarded as an indication that Castlight, Vera, or Castlight’s or Vera’s respective affiliates, officers, directors or other representatives, or any recipient of this information, considered or now considers the information contained in the Supplemental Disclosures to be material; rather, Castlight believes that this Schedule 14D-9 as filed on January 19, 2022 disclosed all necessary information and denies that any additional disclosures are or were required under any federal or state law.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule 14D-9 is true, complete and correct.

Castlight Health, Inc.

By:	/s/ Will Bondurant
	Name:	Will Bondurant
	Title:	Chief Financial Officer
	Date:	February 7, 2022